

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 12, 2017

<u>Via E-mail</u>
Mr. Glenn G. Cohen
Chief Financial Officer
Kimco Realty Corporation
3333 New Hyde Park Road
New Hyde Park, NY 11042-0020

>   **Re: Kimco Realty Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2016**
>   **Filed February 27, 2017**
>   **File No. 1-10899**

Dear Mr. Cohen:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate & -
  Commodities